Exhibit 99.2

LENOX WEALTH MANAGEMENT, INC.
8044 Montgomery Road, Suite 480
Cincinnati, Ohio 45236

April 13, 2010

Mr. John J. Kuntz
Chairman, President and Chief Executive Officer
First Franklin Corporation
4750 Ashwood Drive
Cincinnati, Ohio 45241

Dear Jack,

Thank you for your letter of April 9, 2012. (See attached).

Counsel has advised Lenox that federal securities laws and regulations require the filing of certain correspondence Lenox shares with you. As a result, we do not have the luxury to keep private all of our communications. A copy of this letter also will be sent to the SEC.

Based on your letter and my review of your preliminary proxy materials filed with the SEC, you, Tom, Gretchen, Dick Finan and the Franklin Board have been busy.

There must have been one big celebration on March 31, 2010 when the compensation committee and the then “independent” directors, led by Senator Finan, Tom’s best friend and our new lead director, agreed to the generous terms of your new employment agreement, retained Tom as a paid advisor to the Board, and renewed his daughter Gretchen’s employment agreement for another three years.

Just to capture the highlights:

1.	You received 38,000 options at a penny per share worth approximately $380,000 plus salary and guarantees over the next three years of $729,000. In total this amount to over $1.1 million.
2.
Tom retired April 4, 2010, yet remains as a paid advisor and paid Board member collecting director fees.  In addition Tom receives a sweet heart deal whereby he receives an additional three times his last years’ salary or $267,000 if the Franklin has a change in control or sale.

3.	Finally, you renewed Gretchen’s employment agreement and she has three years guaranteed employment for $530,250.
4.
Bottom line, the company is losing money and you guaranteed almost $2 million in compensation for three people, two of them in the Siemers family, when we could have paid only one Chairman/CEO $250,000/year.

-  -

I am sorry I could not be there to celebrate your success. We can talk about it again at the annual meeting of stockholders.

Given how our Board always seems to get lost in their discussions with you and the Siemers’ family, I thought I would lay out a quick blue print of what you and the Board should be doing as fiduciaries for your shareholders.

Recommended Actions:

1.	No more directors’ fees should be paid in cash to anyone on either the holding company Board or the savings and loan Board until:
a.	The company is profitable.
b.	The regulators have lifted their restrictions.
c.	The dividend has been reinstated.
2.	In the next 90 days, to help satisfy the regulatory requirements for Franklin to raise additional capital, each of your directors on both Boards should be required to:
a.	Invest $250,000 in a new issue of FFHS stock at the current market price.
b.	Agree to a minimum holding period of five years for such FFHS stock.
c.	In the event that Jason Long and I are elected directors, I commit each of us will meet this requirement.
d.
 I further commit that if Father Barry Windholtz cannot meet this commitment, I will personally fund a $250,000 gift to a charitable foundation holding FFHS stock that benefits St. Rose Church and/or Xavier University, and St. Xavier High School.

3.	Immediately remove Tom Siemers as the ESOP trustee.
a.	Tom should not be voting the ESOP shares for himself or you in this year’s election.
b.	Tom cannot possibly be an independent fiduciary under applicable law.
c.	Replace Tom with an independent third party fiduciary to protect you and the Board from future litigation.
4.	The Board should immediately renegotiate the employment agreements that were signed on March 30, 2010.
a.	We cannot afford to pay three people (you, Tom, and Gretchen) to do one job.
i.	As advertised, Tom should retire now as an employee and a director.
ii.	Tom should receive no salary, no consulting fees, and no benefits going forward.
iii.	Tom should have retired at age 65. In my opinion, the Board has paid him almost over $3 million for the last ten years while the shareholders lost money.
iv.	Tom’s three year golden parachute employment agreement should be eliminated. There is no basis for this arrangement when he is age 75 and retired.

b.	Gretchen’s salary should be reduced so it is in line with her business results and contribution to the company.
i.	Based on the company’s performance, Gretchen should not have been CEO.
ii.	If Gretchen was qualified, we would not need you and your new role.
iii.
It appears Gretchen was named CEO and paid over $2 million in the last 10 years only because of Tom and Dick Finan’s position on the Board, including Tom’s exclusive control over the 12% holding of Franklin stock in the ESOP.

iv.	Gretchen’s three year employment agreement should be renegotiated immediately, eliminating the three year golden parachute
v.	If your are CEO, Gretchen’s current role does not merit a Board seat and she should resign from the Board
5.
The directors, employees, and immediate family members should immediately pay down their $2.5 million below market rate mortgages to Franklin and return company paid cars. These programs have gotten out of control and send the wrong message to the Board, the officers and their children. It reflects that the company is being run for the benefit of the Siemers family and the directors at the expense of the other shareholders who are losing money.

6.	Senior Management base salaries should be immediately reduced by one third.
a.	The one third should be “at risk” compensation based on performance and reclassified as a bonus.
b.	There should be specific annual performance metrics which each officer must meet before they earn a bonus.
c.	The bonus should be paid in restricted stock with five year vesting terms.
7.
Jack, you should immediately return the option grant of $.01 share and have it reinstated at today’s market price of $10 per share. Vesting requirements should be implemented that are consistent with building long-term shareholder value. The current vesting requirements are ridiculously low.  You don’t deserve a $380,000 windfall. This is a bad reflection on you and the Board.

8.
The $14 million of director and officer cash value life insurance on Tom Siemers, the officers and directors should immediately be evaluated to see if we can sell the policy to raise cash for the company.  You should also explain to the shareholders why these policies were purchased and confirm they do not benefit the Siemer’s Family at the expense of the other shareholders. If Tom’s son-in-law was paid a commission on the purchase, this compensation should be immediately returned to the company.

9.
Senator Finan, Tom’s best friend since grade school, should resign as lead director until Tom finally retires, resigns from the Board, and terminates his consulting engagement with the company. By any standard I know, Tom and Dick’s relationship is not independent; it clearly is not under Nasdaq’s standards.

Jack, I want you to know we are not going to go away. In response to your April 9, 2010 letter, we demand that all Board and Committee minutes and materials related to the compensation decisions described in this letter, in the past three years and in your recent filings with the SEC be frozen (i.e., no alterations or revisions) and provided to Lenox immediately without redaction or alteration.  We demand a copy of all Employee Stock Ownership Plan documents in effect both before and as amended since we became a 5% stockholder. We will proceed with litigation in this regard. I also want you to know if you sell Franklin, Lenox will pursue any and all legal remedies against both Boards to recover any and all improper and excessive golden parachute payments to you, Tom, and Gretchen.

Sincerely yours,

Jason D. Long
Vice President
Lenox Wealth Management

First Franklin Corporation

April 9, 2010

Mr. John C. Lame
Lenox Wealth Management, Inc.
8044 Montgomery Road, Suite 480
Cincinnati, OH 45236

Dear John:

I am responding to your letter of April 5, 2010.

As you might imagine, the first few days in my new position have been very busy.   Nevertheless, I wanted to promptly respond to your letter.

We disagree with your assertion that First Franklin failed to respond appropriately to Lenox’s books and records request, and I was disappointed that, having waited almost two weeks to bring your issue to our attention, you decided that the best way to communicate was to publicly threaten litigation.

John, to resolve this matter without further delay, give us a list of the specific items you feel you are entitled to receive.  I assure you that First Franklin will provide a timely response.

I am happy to communicate with you directly; although it may be more expeditious to have your attorneys contact Jason Hodges.

Sincerely,

John J. Kuntz
Chairman
First Franklin Corporation

cc:           Terri R. Abare, Vorys, Sater, Seymour and Pease
Jason Hodges, Vorys, Sater, Seymour and Pease
Raymond J. DiCamillo, Richards, Layton & Finger